SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F        X          Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                     No        X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SIGNATURES
News Release
Amended Articles of Association
Indenture

Form 6-K for the month of July, 2004

On July 23, 2004, CNH Global N.V. announced its earnings for the second quarter of 2004. The news release appears as Exhibit 1.

On April 26, 2004, the shareholders of CNH Global N.V. approved Amended Articles of Association, and on May 18, 2004, a subsidiary of CNH Global N.V. issued $500 million of 6%Senior Notes due 2009. The Amended Articles of Association and the indenture governing the 6% Senior Notes also appear as Exhibits to this Form 6-K.

List of Exhibits:

1.	News Release dated July 23, 2004 “CNH Profit Doubles in the Second Quarter”.

2.	Amended Articles of Association of CNH Global N.V., approved by the shareholders at the Annual General Meeting of CNH Global N.V. held in Amsterdam, The Netherlands, on April 26, 2004 and filed in the Trade Register of The Netherlands on May 27, 2004.

3.	Indenture dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as Issuer, the Guarantors and JPMorgan Chase Bank, as Trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michel Lecomte

Michel Lecomte
Chief Financial Officer

July 23, 2004